

April 22, 2015

Via E-Mail
Robert S. McLean
Vice President, General Counsel and Secretary
EnPro Industries, Inc.
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209

> **Re: EnPro Industries, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 26, 2015**
> **File No. 333-203020**

Dear Mr. McLean:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Ratio of Earnings to Fixed Charges, page 45

1.  Please expand your disclosures to explain why you are using one-third of total rental expense in your determination of fixed charges. It appears that this may represent an estimate of the interest within rental expense pursuant to the Instructions of Item 503(d) of Regulation S-K. If so, please disclose how you arrived at this estimate.

Exhibit List

2.  Please file or incorporate by reference the charters and bylaws for EnPro Industries, Inc. and for each subsidiary guarantor as number (3) exhibits. Refer to Item 601(b)(3) of Regulation S-K.

Exhibit 5.1 – Opinion of Robinson, Bradshaw & Hinson, P.A.

3.      Counsel may not make the assumption contained in opinion (2) on page 2.  Either provide counsel's basis for such assumption in light of the applicable requirements for legal opinions or delete the reference.

4.      We note reference in opinion (2) to the *indenture* being a legal, valid and binding obligation of the guarantors.  When debt securities are guaranteed, counsel must opine that each *guarantee* will be the binding obligation of its guarantor since the guarantee is a separate security.  Please explain your reference to the indenture or delete the reference.  Refer to Section II.B.1.e of Staff Legal Bulletin No. 19.

Exhibit 5.6 – Opinion of Gardere Wynne Sewell, LLP

5.      Counsel may not assume the matters contained in subsection (a) on page 2 beginning with "[t]he due authorization by all requisite corporate action. . . ."  Either provide counsel's basis for assuming such readily ascertainable matters or delete the reference.  Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

6.      Please have counsel remove subsection (c) on page 2 beginning with "[t]he opinion expressed in Paragraph 1 is rendered . . ." that the opinion is based solely upon a certificate issued by the Secretary of State of the State of Texas dated March 25, 2015 and a print-out of Franchise Tax Account Status dated March 25, 2015, or clarify that counsel has reviewed all other documents as necessary to render its legal opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenn Do, Staff Accountant at (202) 551-3743 or Nudrat Salik, Staff Accountant at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Stephen Lynch (*via e-mail*)
Robinson, Bradshaw & Hinson, P.A.